

05059164

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2004**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from.............to.....................

Commission file number **1-13948**

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Schweitzer-Mauduit International, Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Schweitzer-Mauduit International, Inc.
100 North Point Center East, Suite 600
Alpharetta, Georgia 30022-8246

PROCESSED

JUN 3 0 2005

THOMSON
FINANCIAL

1. **Financial Statements and Schedules**

   The financial statements and supplemental schedule for the plan have been prepared in accordance with the Employee Retirement Income Security Act of 1974, and are filed as Exhibit 99.1 hereto and incorporated by reference herein.

2. **Schweitzer-Mauduit International, Inc. Retirement Savings Plan**

   The Reports of Independent Registered Public Accounting Firms with respect to the financial statements and supplemental schedule of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan are set forth in such financial statements and supplemental schedule filed as Exhibit 99.1 hereto and incorporated by reference herein.

3. **Exhibits**

10.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan (incorporated herein by reference to and designated as Exhibit 4(a) in Schweitzer-Mauduit International, Inc.'s Form S-8, dated as of November 30, 1995).
23.0	Consent of Berman Hopkins Wright & Laham, CPAs, LLP, Registered Independent Public Accounting Firm.
23.1	Consent of Rex Meighen & Company, LLP, Registered Independent Public Accounting Firm.
99.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan Financial Statements and Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Schweitzer-Mauduit International, Inc., as Plan Administrator of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Human Resources Committee of
Schweitzer-Mauduit International, Inc., as Plan
Administrator of the Schweitzer-Mauduit
International, Inc. Retirement Savings Plan

Date: June 28, 2005

By: _____

William R. Foust
Chairman, Human Resources
Committee and Vice President -
Administration

EXHIBIT INDEX

Exhibit	Description
10.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan (incorporated herein by reference to and designated as Exhibit 4(a) in Schweitzer-Mauduit International, Inc.'s Form S-8, dated as of November 30, 1995).
23.0	Consent of Berman Hopkins Wright & Laham, CPAs, LLP, Registered Independent Public Accounting Firm.
23.1	Consent of Rex Meighen & Company, LLP, Registered Independent Public Accounting Firm.
99.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan Financial Statements and Supplemental Schedule.

Exhibit 23.0

Consent of Independent Registered Public Accounting Firm



Berman Hopkins Wright & LaHam

CPAs, LLP

partners:
John R. Hopkins
James A. Wright, Jr.
James S. LaHam
Ross A. Whitley
W. Ed Moss, Jr.

320 Fortenberry Road
Merritt Island
Florida 32952
phone 321-453-2020
fax 321-459-1026

307 E. New Haven Ave.
Suite One
Melbourne
Florida 32901
phone 321-727-2353
fax 321-676-3923

480 N. Orlando Ave.
Suite 218
Winter Park
Florida 32789
phone 407-644-5811
fax 407-644-6022

www.bermanhopkins.com
info@bermanhopkins.com

We consent to the incorporation by reference in Registration Statements No. 33-99812, No. 33-99814, No. 33-99816, No.33-99848, No. 333-74634, No. 333-105986 and No. 333-105998 of Schweitzer-Mauduit International, Inc. on Form S-8 of our report dated June 15, 2005, appearing in this Annual Report on Form 11-K of Schweitzer-Mauduit International, Inc. Retirement Savings Plan for the year ended December 31, 2004.

Berman, Hopkins, Wright & LaHam, CPAs, LLP

Melbourne, Florida
June 15, 2005

WILLIAM J. FERLITA
WM. DOUGLAS STAFFORD
MARTIN E. BOWKER
J. ROBERT LANE
WILLIAM J. FERLITA, JR.
GERALD P. GIGLIA

REX MEIGHEN & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

509 S. HYDE PARK AVENUE

POST OFFICE BOX 1790, TAMPA, FL 33601-1790

(813) 251-1010 - FAX (813) 251-9235

REX MEIGHEN (1892-1976)
WM. H. STAFFORD (1909-1977)
JOHN K. MILLER (1915-1977)
FRED F. LADO (1911-1993)
MARK W. EASTLAND, JR. (1911-1997)

RETIRED:
ROBERT E. VALDES (1988)
M.R. MEIGHEN (1989)
HAROLD G. GIBSON (1992)
JOHN C. ROBERTS (2000)

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements No. 33-99812, No. 33-99814, No. 33-99816, No. 33-99848, No. 333-74634, No. 333-105986 and No. 333-105998 of Schweitzer-Mauduit International, Inc. on Form S-8 of our report dated May 27, 2004, appearing in this Annual Report on Form 11-K of Schweitzer-Mauduit International, Inc. Retirement Savings Plan for the year ended December 31, 2003.

Rex Meighen & Company, LLP

Tampa, Florida
June 17, 2005

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS · FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

EXHIBIT 99.1

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years Ended December 31, 2004 and 2003,
Supplemental Schedule for the Year Ended December 31, 2004, and Report of
Independent Registered Public Accounting Firm.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Other schedules required under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of the conditions under which they are required.



Berman Hopkins Wright & LaHam

CPAs, LLP

partners:

John R. Hopkins

James A. Wright, Jr.

James S. LaHam

Ross A. Whitley

W. Ed Moss, Jr.

320 Fortenberry Road

Merritt Island

Florida 32952

phone 321-453-2020

fax 321-459-1026

307 E. New Haven Ave.

Suite One

Melbourne

Florida 32901

phone 321-727-2353

fax 321-676-3923

480 N. Orlando Ave.

Suite 218

Winter Park

Florida 32789

phone 407-644-5811

fax 407-644-6022

www.bermanhopkins.com

info@bermanhopkins.com

Report of Independent Registered Public Accounting Firm

Schweitzer-Mauduit International, Inc.
 Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. The financial statements of the Plan as of December 31, 2003 were audited by other auditors whose report dated May 27, 2004, expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

I

Certified Public Accountants ● Business Consultants ● Profit Advisors ● AICPA SEC Practice Section

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berman Hopkins Wright & Laham

June 15, 2005
Melbourne, Florida

WILLIAM J. FERLITA
WM. DOUGLAS STAFFORD
MARTIN E. BOWKER
J. ROBERT LANE
WILLIAM J. FERLITA, JR.
GERALD P. GIGLIA

REX MEIGHEN & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

509 S. HYDE PARK AVENUE

POST OFFICE BOX 1790, TAMPA, FL 33601-1790

(813) 251-1010 - FAX (813) 251-9235

REX MEIGHEN (1892-1976)
WM. H. STAFFORD (1909-1977)
JOHN K. MILLER (1915-1977)
FRED F. LADO (1911-1993)
MARK W. EASTLAND, JR. (1911-1997)

RETIRED:
ROBERT E. VALDES (1988)
M.R. MEIGHEN (1989)
HAROLD G. GIBSON (1992)
JOHN C. ROBERTS (2000)

Report of Independent Registered Public Accounting Firm

Schweitzer-Mauduit International, Inc.
Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. The financial statements of the Plan as of December 31, 2002 were audited by other auditors whose report dated June 13, 2003, expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rex Meighen & Company

May 27, 2004
Tampa, Florida

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS · FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 and 2003

	2004	2003
Assets		
Investments at fair value:		
Short-term cash investments	$ 1,212,053	$ 1,064,546
Schweitzer-Mauduit International, Inc.		
common stock	19,992,272	17,106,883
Kimberly-Clark Corporation common stock	4,026,322	4,169,863
Trust commingled funds	3,673,339	2,335,459
Shares of registered investment companies	23,142,257	19,258,937
Total investments at fair value	52,046,243	43,935,688
Receivables:		
Accrued investment income	27,514	25,131
Participants' contributions	121,992	118,443
Employer's contributions	40,599	41,299
Total receivables	190,105	184,873
Net Assets Available for Benefits	$ 52,236,348	$ 44,120,561

See Notes to Financial Statements.

4

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS

Investment income:

Net appreciation in fair value of investments	$ 5,796,138	
Dividend income	460,166	
Interest income	18,069	
Total investment income		$ 6,274,373

Contributions:

Participants' contributions	3,185,088	
Employer's matching contributions	983,811	
Other employer's contributions	356,164	
Rollovers from other plans	37,688	
Total contributions		4,562,751
Transfers from previously allocated insurance contracts		401,138
Total additions		11,238,262

DEDUCTIONS

Distributions to participants	(3,122,475)	
Total deductions		(3,122,475)
Increase in net assets available for benefits		8,115,787

Net Assets Available for Benefits

- Beginning of Year		44,120,561
- End of Year		$ 52,236,348

See Notes to Financial Statements.

5

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003

1. PLAN DESCRIPTION AND FUNDING POLICY

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General – The Plan is a defined contribution plan. Hourly U.S. employees of the Company, represented by collective bargaining agreements (CBA) are eligible to participate in accordance with their CBA. Spotswood, Ancram and Lee Hourly employees are eligible to participate following one month, four months (24 months effective November 8, 2004), and six months, respectively, of continuous service. Salaried U.S. employees of the Company are eligible to participate in the Plan following one month of continuous service. The Board of Directors of the Company or its delegatee may change the eligibility and other provisions of the Plan from time to time.

Contributions and Vesting - An eligible hourly or salaried employee may elect to participate in the Plan and have the Company make "401(k) contributions" (that is, contributions that are deducted from compensation paid by the employer before federal income taxes are withheld) on the participant's behalf. Such contributions may be any whole percentage of 1% to 15% of the participant's base hourly wages or salary rate. A participant may also make unrestricted after-tax contributions in whole percentages of 1% to 10% of his base hourly wages or base salary rate as long as the total of 401(k) and unrestricted after-tax contributions for any employee do not exceed 20% of the participant's base hourly wages or base salary for any employee. Participants are immediately vested in their contributions plus actual earnings thereon. In addition, effective January 1, 2002 participants who are at least age 50 as of the end of the plan year may make "Catch up contributions" in accordance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Employer matching contributions, which are invested entirely in the Schweitzer-Mauduit International, Inc. ("SMI") Stock Fund, are made at 50% of qualifying participant contributions, which are up to 6% of the participant's annual base hourly wage or base salary. As of January 1, 2002, a participant is cliff-vested in employer matching contributions after completion of three years of service. Prior to 2002, the vesting requirement was five years of service.

In 1998, the Company terminated the Pension Trust of Schweitzer-Mauduit International, Inc. ("Schweitzer Trust") and amended the Plan such that participants could transfer their existing annuity contracts maintained under the Schweitzer Trust to the Plan. The Plan purchases annuities from Northwestern Mutual Life Insurance Company. An employee may elect this option, known as Northwestern Insurance Policy Account ("NIPA"), if the employee was eligible to participate in the Pension Trust of Schweitzer-Mauduit International, Inc. on April 7, 1998. The first contracts were transferred in 1999. Until July 2002, the Company made contributions each January equal to 5% of the participant's estimated annual earnings for the first annuity contract, and the amount of the net premiums thereafter. Estimated annual earnings represent the greater of the participant's prior year pension earnings or the participant's highest year pension earnings. Participants are immediately vested in the cash surrender value of any policies or contracts. Participants in the Schweitzer Trust also have the option to transfer the value of their existing annuity contracts maintained under the Schweitzer Trust to the Schweitzer Trust Fund Account ("STFA"). Under the STFA option, the Company will make contributions in an amount equal to 2% (1% effective January 1, 2005) of the greater of the participant's prior year pension earnings or the participant's highest year pension earnings. Participants are immediately vested in their STFA account value. Effective July 2003, future hires are not eligible to participate in the STFA option. Effective July 2002, participants can elect out of the NIPA and into the STFA at any time. A participant may not re-elect the NIPA at a future date.

Effective April 1, 2004, the SWM stock fund was converted to an ESOP (Employee Stock Ownership Plan) allowing employees to receive dividends paid from the plan without the early distribution penalty. Investments of the Plan are participant directed, with the exception of employer matching contributions. Effective January 1, 2004, employees are eligible to transfer accumulated employee or employer contributions daily. Previously, employees were eligible to transfer accumulated employer matching contributions once every three months. Employer matching contributions paid during the years ended December 31, 2004 and December 31, 2003, were $990,878 and $971,042 respectively.

There are limitations on 401(k), unrestricted after-tax and employer-matching contributions made on behalf of highly compensated eligible employees to ensure that no prohibited discrimination takes place under the Internal Revenue Code (the "Code"). A participant affected by such limitations may have a portion of his or her contributions returned.

Investment Options - Contributions by and on behalf of a participant are invested in one or more of the following separate funds as determined by the participant. The following descriptions of the funds were obtained directly from the fund's prospectus:

2004 Funds	Description
Wells Fargo Minnesota Funds:	
Stable Return Fund	The fund invests in high-quality, short- to intermediate-term bonds, notes and other fixed income securities.
Index Fund	The fund invests in equity securities of companies held in the Standard & Poor's 500 Index to attain similar performance.
Strategic Income Fund	The fund provides an investment mix of 20% large capitalization equity securities and 80% short- to intermediate-term fixed income assets.
Moderate Balanced Fund	The fund provides an investment mix of 35% large capitalization equity securities and 65% intermediate fixed income assets.
Growth Balanced Fund	The fund provides an investment mix of 65% large and small capitalization and international equity securities and 35% intermediate- and long-term fixed income assets.
Strategic Growth	The fund provides an investment mix of 80% diversified equity including income oriented stocks, large company growth stocks, small company stocks, international stocks and S&S 500 Index portfolio and 20% intermediate fixed income assets.
Franklin Balance Sheet Fund	The fund invests in stocks of smaller companies offering strong or improving growth potential and attractive stock prices.
VanKampen Comstock A Fund	The fund invests in primarily equity securities, including common stock, preferred stock and convertibles of larger companies offering long-term investment growth and income.
T. Rowe Price Growth Advantage Fund	The fund invests in common stock of larger companies offering strong or improved long-term investment growth; income is secondary.
MFS Research International Fund (Effective 12/29/2004) Fidelity Advisors Diversified Int'l Fund (2004) Janus Overseas Fund (2003 – 1/7/2004)	The fund invests in stocks of companies based outside the United States.
Northwestern Mutual Life Insurance Fund	The fund invests in annuity contracts of Northwestern Mutual Life Insurance Company.
SMI Stock Fund	The fund invests in common stock of the Company. (Employer matching contributions are automatically invested in this fund.)
Kimberly-Clark Stock Fund (Eliminated effective 3/1/2005)	The fund holds investments in common stock of Kimberly-Clark Corporation.

Each of the above funds invests in money market funds on a short-term basis around or between trade and/or settlement dates and to maintain a minimum level of liquidity.

2003 Funds	Description
Wells Fargo Minnesota Funds:	
Stable Return Fund	The fund invests in high-quality, short- to intermediate-term bonds, notes and other fixed income securities.
Index Fund	The fund invests in equity securities of companies held in the Standard & Poor's 500 Index to attain similar performance.
Strategic Income Fund	The fund provides an investment mix of 20% large capitalization equity securities and 80% short- to intermediate-term fixed income assets.
Moderate Balanced Fund	The fund provides an investment mix of 35% large capitalization equity securities and 65% intermediate fixed income assets.
Growth Balanced Fund	The fund provides an investment mix of 65% large and small capitalization and international equity securities and 35% intermediate- and long-term fixed income assets.
Strategic Growth	The fund provides an investment mix of 80% diversified equity including income oriented stocks, large company growth stocks, small company stocks, international stocks and S&S 500 Index portfolio and 20% intermediate fixed income assets.
Franklin Balance Sheet Fund	The fund invests in stocks of smaller companies offering strong or improving growth potential and attractive stock prices.
Janus Overseas Fund	The fund invests in stocks of companies based outside the United States.
Northwestern Mutual Life Insurance Fund	The fund invests in annuity contracts of Northwestern Mutual Life Insurance Company.
SMI Stock Fund	The fund invests in common stock of the Company. (Employer matching contributions are automatically invested in this fund.)
Kimberly-Clark Stock Fund	The fund holds investments in common stock of Kimberly-Clark Corporation. (This fund is only available for rollover contributions by participants who transferred to the Company in conjunction with the spin-off of the Company from Kimberly-Clark Corporation. Participants may reallocate all or a portion of their respective balances from this fund to another fund, however, no reallocation of balances from other funds to this fund are allowed.)

Each of the above funds invests in money market funds on a short-term basis around or between trade and/or settlement dates and to maintain a minimum level of liquidity.

Participant Accounts - Contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. A separate account is maintained on behalf of each participant for each fund. Net appreciation or depreciation in fair value of investments, dividends, interest and expenses are allocated to participants based on their proportionate share of the funds.

Withdrawals - Any participant may withdraw, during employment, the value of the participant's unrestricted after-tax and rollover accounts and, if vested, the value of employer matching and STFA contributions which have been in the Plan for at least two years. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions, in the case of hardship or after attaining age 59-1/2. The participant will be required to suspend subsequent contributions to the Plan for 6 months following any withdrawal from the participant's 401(k) account.

Payment of Benefits and Forfeitures - Upon termination of a participant's employment at or after age 55, after five years or more of qualified service, because of total and permanent disability or death, or because of a certain group's termination, the value of the participant's accounts, including the value of all employer matching contributions, is distributable. If termination occurs other than as above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions. The amount of forfeitures in 2004 and 2003 were $7,067 and $15,976, respectively. Distributions may, at the option of the participant and subject to applicable law, be in a lump sum as either cash or shares of the Company's common stock or until March 1, 2005 Kimberly-Clark Corporation stock (to the extent such participant's rollover account holds any such stock).

Other - A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Company the number of shares of the Company's common stock held by the Trustee and attributable to the participant's SMI Stock Fund accounts as of the record date for the meeting. In addition, the participant has the right to determine whether shares of the Company's common stock held by the Trustee and attributable to the participant's SMI Stock Fund accounts should be tendered in response to offers therefor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") are prepared under the accrual method of accounting.

10

Investment Valuation and Income Recognition – Investments in short-term cash investments, common stock, trust commingled funds, and registered investment companies were held by Wells Fargo Bank Minnesota (the "Trustee") for the years ended December 31, 2004 and December 31, 2003. All investments are stated at fair value. The fair values of Schweitzer-Mauduit International, Inc. (the "Company") common stock and Kimberly-Clark Corporation common stock held by the Plan are determined as the last selling prices on the last business day of the period, as published in an independent source. The fair values of investments in commingled funds and shares of registered investment companies are determined by the Plan's proportionate shares of the fair values of the underlying investments. The fair values of such underlying investments are determined as follows: last selling price on the last business day of the period, as published in an independent source, for securities traded on major U.S. and Canadian exchanges, latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the period, institutional traders' round lot evaluations as of the last business day of the period for marketable securities of the U.S. government and its agencies, or an estimate by the Trustee if no published sales price or bid quotation is readily available. Security transactions are recorded on the trade date. Funds under the Plan's investment contract with the Northwestern Mutual Life Insurance Company ("Northwestern") have been allocated and applied to purchase annuities (that is, Wells Fargo is obligated to pay the related benefits) and are excluded from the Plan's assets.

Expenses - Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by the Trustee from Plan assets. Other fees and expenses are paid by the Company.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements of net assets available for plan benefits.

3. **PARTY-IN-INTEREST TRANSACTIONS**

At December 31, 2004, the Plan held 588,874 shares of the Company's common stock, and 22,880 shares were acquired and 8,448 shares were disposed of during the year ended December 31, 2004. At December 31, 2003, the Plan held 574,442 shares of the Company's common stock, and 37,855 shares were acquired and 1,758 shares were disposed of during the year ended December 31, 2003.

Investments in commingled funds, including short-term cash investments in money market funds, which are managed by the Trustee, aggregated $4,885,392 and $3,400,005 at December 31, 2004 and 2003, respectively.

The above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE PLAN

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants will become fully vested in their accounts. Management of the Company has indicated it has no current intentions to terminate the Plan.

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, the plan administrator as well as plan counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

6. INVESTMENTS

During 2004 and 2003, the Plan's investments appreciated in value (including gains and losses on investments bought and sold, as well as held during the year), as follows:

| | Year Ended December 31, | |
	2004	2003
SMI Stock Fund	$ 2,434,043	$ 3,000,659
Kimberly-Clark Stock Fund	490,543	92,592
Neenah Paper Inc.	9,607	
Wells Fargo Stable Return Fund	107,665	821,050
Wells Fargo Index Fund	490,066	981,873
Franklin Balance Sheet Fund	1,112,591	961,780
MFS Research International Fund	15,440	
Fidelity Adv Divers International Fund	350,749	
Janus Overseas Fund	43,811	454,829
T Rowe Price Growth Stock Fund	19,231	
Van Kampen Common Stock Fund	43,882	
Wells Fargo Strategic Income Fund	15,417	27,230
Wells Fargo Moderate Balanced Fund	62,863	108,362
Wells Fargo Strategic Growth Fund	99,819	202,682
Wells Fargo Growth Balanced Fund	500,411	1,211,501
Net appreciation in the fair value of investments	$ 5,796,138	$ 7,862,558

Investments representing 5% or more of total plan assets as of December 31, 2004 and 2003 are as follows:

	2004	2003
SMI Stock Fund	$ 19,992,272	$ 17,106,883
Wells Fargo Growth Balanced Fund	6,600,109	6,324,290
Wells Fargo Index Fund	5,194,466	4,627,813
Franklin Balance Sheet Fund	5,184,032	4,425,103
Kimberly-Clark Stock Fund	4,026,322	4,169,863
Wells Fargo Stable Return Fund	3,673,339	2,335,459

13

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i, December 31, 2004

Plan No. 002
EIN No. 62-1612879

	Identity of Issue Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Shares	Cost	Current Value
*	Wells Fargo Bank Minnesota, N.A.	Short-term Cash Investments	N/A	$1,211,769	$1,212,053
*	Schweitzer-Mauduit International, Inc.	Corporate Common Stock: Schweitzer-Mauduit International, Inc. Common Stock	588,874	13,475,002	19,992,272
	Kimberly-Clark Corporation	Kimberly-Clark Common Stock	61,181	2,849,286	4,026,322
		Total Corporate Common Stock		16,324,288	24,018,594
*	Wells Fargo Bank Minnesota, N.A.	Trust Commingled Fund: Stable Return Fund	98,731	(A)	3,673,339
		Shares of Registered Investment Companies:			
*	Wells Fargo Bank Minnesota, N.A.	Index Fund	107,349	(A)	5,194,466
*	Wells Fargo Bank Minnesota, N.A.	Franklin Balance Sheet Fund	89,205	(A)	5,184,032
*	Wells Fargo Bank Minnesota, N.A.	MFS Research International Fund	154,879	(A)	2,484,237
*	Wells Fargo Bank Minnesota, N.A.	T. Rowe Price Growth Stock Fund	14,661	(A)	386,930
*	Wells Fargo Bank Minnesota, N.A.	Van Kampen Common Stock Fund	26,876	(A)	495,435
*	Wells Fargo Bank Minnesota, N.A.	Strategic Income Fund	20,388	(A)	393,544
*	Wells Fargo Bank Minnesota, N.A.	Moderate Balanced Fund	55,134	(A)	1,198,053
*	Wells Fargo Bank Minnesota, N.A.	Strategic Growth Allocation Fund	85,705	(A)	1,205,451
*	Wells Fargo Bank Minnesota, N.A.	Growth Balanced Fund	221,057	(A)	6,600,109
		Total Shares of Registered Investment Companies			23,142,257
	Total Investments				$52,046,243

* Sponsor and/or issuer known to be a party-in-interest to the Plan.
(A) Cost information is not required to be presented for participant-directed investments.